CapeRange
Wireless

02015636

02 MAR -5 AM 8:09

82-3545

1st November 2001

The US Securities & Exchange Commission
450 Fifth Street NW
Room 309, Office of International Corporate Finance
Mail Stop 3-7
Washington DC2059
United States of America

SUPPL

Dear Sir/Madam

RE: Sponsored ADR's

In accordance with Rule 12G 3-2 (b), please find enclosed the following:

3rd August 2001	:	Top 20 Shareholders as at 20/04/01
30th August 2001	:	Progress Update
11th September 2001	:	1:5 Rights Issue
13th September 2001	:	Half Yearly Report/ ASIC accounts
21st September 2001	:	Ex-Entitlement Date for Rights Issue
28th September 2001	:	Appendix 3B
8th October 2001	:	Prospectus and Notice to Shareholders
10th October 2001	:	Notice of General Meeting

PROCESSED
MAR 14 2002
P THOMSON FINANCIAL

Yours faithfully

Lynton McCreery
Director/Secretary

dw 3/5

CAPE RANGE WIRELESS LTD (ABN 43 009 289 481)
Level 2, 16 Ord St, West Perth 6005
P.O. Box 768, West Perth 6872
Western Australia
T 618 9322 4144
F 618 9322 5918
EMAIL office@caperangewireless.com
WEB www.caperangewireless.com

ACN 009 289 481

NOTICE OF GENERAL MEETING

8 NOVEMBER 2001

Notice is hereby given that a General Meeting of the Company will be held at the Stirling Room, Parmelia Hilton Hotel, 14 Mill Street, Perth on 8 November 2001 at 11.00am to consider and if thought fit, pass the following resolutions as ordinary resolutions:

Ordinary Resolution 1:

That the election and appointment of Mr. Kenneth Margon as a Director of Cape Range Wireless Ltd., which occurred since the last Annual General Meeting of shareholders, be and is hereby confirmed.

Ordinary Resolution 2:

That the election and appointment of Mr. Thomas Mathai as a Director of Cape Range Wireless Ltd., which occurred since the last Annual C :al Meeting of shareholders, be and is hereby confirmed.

Ordinary Resolution 3:

That the election and appointment of Mr. Robert Cunha as a Director of Cape Range Wireless Ltd., which occurred since the last Annual General Meeting of shareholders, be and is hereby confirmed.

Ordinary Resolution 4:

That the Company hereby approves the issue of the following shares and options in Cape Range Wireless Ltd. to Mr Robert Cunha, or his nominee/s:

a. 1,000,000 ordinary fully paid shares at $0.05 each payable in full on application; and

b. 1,000,000 options to be issued on the date of approval of shareholders, exercisable at $0.17 each, 500,000 of which will become exercisable on and from the date of issue, with the balance of these options becoming exercisable thereafter at the rate of 250,000 from the end of each of the succeeding 2 quarters. These options are to expire 5 years from date of issue; and

c. 1,000,000 options to be issued on 15th April 2002, being the first anniversary date of his appointment as a consultant. These options are to be exercisable at fair market value of the Company's ordinary shares at time of issue, with 250,000 of these options being exercisable on and from the date of their issue, and the balance of these options becoming exercisable thereafter at the rate of 250,000 from the end of each of the succeeding 3 quarters. These options are to expire 5 years from date of issue.

Proxies :

A member entitled to attend and vote at a meeting is entitled to appoint not more than two others persons (whether members or not) to attend the meeting and, on poll, vote instead of him/her. Where a member appoints two proxies the proportion of the members voting rights in favour of each proxy must be specified. A proxy form is attached.

By Order of the Board.

L McCreery
Secretary

5 October 2001

PERTH, WESTERN AUSTRALIA

ACN 009 289 481

APPOINTMENT OF PROXY

Cape Range Wireless Ltd
PO Box 768
WEST PERTH WA 6872

I/We ____

of ____

being members of Cape Range Wireless Ltd appoint: ______________________

of ____

or failing him/her, the Chairman of the Meeting as my proxy to vote for me on my behalf at the General Meeting of the Company to be held o 8 November 2001at 11.00 am and at any adjournment thereof.

If two proxies are being appointed, the proportion of member's voting rights, this proxy is appointed to represent is:

RESOLUTION:	FOR	AGAINST
Ordinary Resolution 1	☐	☐
Ordinary Resolution 2	☐	☐
Ordinary Resolution 3	☐	☐
Ordinary Resolution 4	☐	☐

Signed this day of 2001

Signature of member(s): ______________________________

____

NOTES

1) To be effective, proxy form must be properly completed and signed and reach the Company's registered office, 2nd Floor, 16 Ord Street, West Perth 6005 not later than 48 hours before the time of the meeting.

2) A member entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.

3) A proxy may, but need not be a member of the Company.

4) A proxy for a corporation must be appointed under its common seal or the hand of its attorney.

5) The power of attorney or other authority (if any) under which any proxy form is signed or a certified copy thereof must be lodged with the Proxy Form.

CAPE RANGE WIRELESS LTD
ACN 009 289 481
EXPLANATORY NOTE
FOR SHAREHOLDERS MEETING
8 NOVEMBER 2001

The Shareholders meeting has been called to confirm the appointment of the new Directors and approve the issue of shares and Options to Mr R Cunha.

Appointment of Directors:

Pursuant to the merger with Cape Range Wireless Inc (formerly Arcadian Wireless Inc). Mr K Margon and Mr T Mathai were appointed by the Board as Directors of the Company. Subsequent to this, Mr R Cunha was also appointed by the Board as a Director. Shareholders are requested to vote on and confirm the appointment of the new Directors in accordance with the Corporations Law.

The details on the Directors can be obtained from the Prospectus forwarded to Shareholders.

Issue of shares & Options

In accordance with the Australian Stock Exchange Listing Rules, the Company must obtain Shareholders approval to issue securities to Directors.

These securities are being issued in accordance with the Consulting Agreement entered into with Mr R Cunha on the 15th April 2001.

The shares are to be issued at $0.05 each and the Options are to be issued as follows:

- 1,000,000 Options are to be issued exercisable at $0.17. Of these 500,000 can be exercised immediately and the remaining 500,000 become exercisable at 250,000 per quarter from date of issue. All these Options expire 5 years from date of issue.

- 1,000,000 to be issued on 15th April 2002, being the first anniversary date of his appointment as a consultant. The exercise price of these Options shall be the fair market value of the Company's ordinary shares at time of issue. Of these 250,000 will be exercisable from date of issue and the balance will become exercisable at the rate of 250,000 per quarter thereafter. These Options expire 5 years from date of issue.

- The Terms and Conditions of the Options are:

  Any notice of exercise of any of the Options received by the Company prior to the expiry date will be deemed to be a notice of exercise received on the last business day of the month in which the notice is received.

  Each Option shall entitle the holder to apply for and be allotted one ordinary fully paid share in the Company ("**Share**") on the following terms and conditions:
    - The Options expire at 5.00 pm Western Australian Standard Time 5 years after date of issue ("expiry date").
    - Subject to these terms and conditions, each Option entitles the holder to apply for one Share at the applicable exercise price payable by cash in full on application.
    - The Options may be exercised in parcels of not less than 1,000 (except if the Option holder holds less than 1,000 Options).

- Within a reasonable time after Shares are allotted on exercise of the Options, the Company shall make application to have the Shares admitted to quotation on Australian Stock Exchange Limited.
- The Options may be transferred to any entity or person associated with the holder but are otherwise non-transferable.
- The number of Shares over which the Options exist or the exercise price or both will be adjusted to take into account changes to the capital structure of the Company that occur by way of pro-rata bonus and cash issues. The method of adjustment shall be in accordance with the official Listing Rules of Australian Stock Exchange Limited, the particulars of which are set out below:

  Pro Rata Cash Issues

  The Company shall use the formula:

  $$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

  Where:

  O' = the new exercise price of the Option.

  O = the old exercise price of the Option.

  E = the number of underlying securities in the Company into which one Option is exercisable. Note: E is one unless the number has changed because of a bonus issue.

  P = the average market Price per Share (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex-entitlements date.

  S = the Subscription price for a security under the pro rata issue.

  D = the Dividend due but not yet paid on existing underlying securities in the Company (except those to be issued under the pro rata issue).

  N = the Number of securities with rights or entitlements that must be held to receive a right to one new security in the Company.
- If there is a bonus issue to the holders of the underlying securities, the number of securities over which the Option is exercisable may be increased by the number of securities which the holder of the Option would have received if the Option had been exercised before the record date for the bonus issue.
- There are no participating rights or entitlements inherent in the Options to participate in any new issues of capital which may be offered to Shareholders of the Company from time to time prior to the expiry date. The Options do not participate in any bonus issue of securities unless and until the Options are exercised. The Company will notify Option holders of any proposed issue at least 9 business days before the record date in order to give Optionholders sufficient opportunity to exercise their Options if they wish.
- In the event of any reconstruction of the issued capital of the Company, the Options will be reorganised in accordance with the Official Listing Rules of Australian Stock Exchange Limited.
- If a person makes a takeover offer or takeover announcement (as defined in the Corporation Law) to acquire any Shares in the Company and the takeover offer or takeover announcement extends to Shares issued and allotted after the date of the takeover offer or takeover announcement then the Option holder may exercise all Options granted to him notwithstanding any other term and condition of the Options.

The remaining Directors recommended that Shareholders vote in favour of all resolutions.

Important Notice

The Contributing Shares and New Options offered by this Prospectus should be considered speculative. This document is important and should be read in its entirety. If you do not understand its contents or are in doubt as to the action you should take, please consult your stockbroker, solicitor, accountant or other professional adviser immediately.

CAPE RANGE WIRELESS LIMITED

ACN 009 289 481

PROSPECTUS

For a pro rata non-renounceable entitlement issue of up to 169,633,154 Contributing Shares, payable as to $0.025 upon application, each with a free attached option, on the basis of one Contributing Share and free option for every five Shares held, to raise up to $4,240,829.

This Issue is partly underwritten.

This Issue closes at 5:00 pm WST on Wednesday 24 October 2001.
Please read the instructions on the accompanying Entitlement and Acceptance Form regarding the acceptance of your Entitlement.

CORPORATE DIRECTORY

DIRECTORS	R W WISE, PhD, Chairman K. MARGON T. MATHAI L M McCREERY, CPA R. CUNHA
SECRETARY	L M McCREERY, CPA
REGISTERED AND PRINCIPAL OFFICE	Level 2 16 Ord Street WEST PERTH WA 6005 Telephone: 08 9322 4144 Facsimile: 08 9322 5918 E-mail: office@caperangewireless.com
SHARE REGISTRY	Security Transfer Registrars Pty Ltd Level 1 168 Adelaide Terrace PERTH WA 6000 Telephone: 08 9221 4200 Facsimile: 08 9221 1581 Email: registrar@securitytransfer.com.au

CORPORATE DIRECTORY

TABLE OF CONTENTS AND IMPORTANT INFORMATION

IMPORTANT INFORMATION

This Prospectus is dated 21 September 2001 and was lodged with the ASIC on that date. The ASIC and ASX take no responsibility for the contents of this Prospectus.

No Contributing Shares will be allotted or issued on the basis of this Prospectus later than 13 months after the date of issue of this Prospectus.

This document is important and requires your immediate attention. Shareholders should read this Prospectus in its entirety before deciding to participate in the Issue. If after reading this Prospectus you have any questions about the Issue, you should contact your stockbroker, solicitor, accountant or professional adviser.

A copy of this Prospectus is available for inspection at the registered office of the Company at Level 2, 16 Ord Street, West Perth, Western Australia, during normal business hours. The Company will provide a copy of this Prospectus on request. The Company will also provide copies of other documents on request (see Section 6)

Neither the Contributing Shares nor attached Options ("New Options") offered under this Prospectus are in a class of securities that are currently listed for quotation on the stock market of the ASX.

The Company will apply to ASX within 7 days of the date of this Prospectus for Official Quotation by ASX of the Contributing Shares and the attached New Options offered by this Prospectus.

The Contributing Sharers and attached New Options should be considered speculative. Please refer to Section 5 for details relating to investment risks.

Applications for Contributing Shares and attached New Options can only be submitted on the Entitlement and Acceptance Form attached to and forming part of this Prospectus. The Entitlement and Acceptance Form sets out an eligible Shareholders' entitlement to participate in the Issue.

No person is authorised to give any information or to make any representation in connection with the Offer described in this Prospectus, which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the Offer.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and therefore persons into whose possession this document comes should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws. This Prospectus does not constitute an offer of Contributing Shares in any jurisdiction where, or to any person to whom, it would be unlawful to issue this Prospectus.

Please refer to the Glossary in Section 11 for terms and abbreviations used in parts of this Prospectus.

SUMMARY OF IMPORTANT DATES

Announcement of Issue	11 September 2001
Prospectus Lodged at ASIC	21 September 2001
Record Date	3 October 2001
Prospectus with enclosed Entitlement and Acceptance Form dispatched	8 October 2001
Last day for acceptance and payment	24 October 2001
Allotment of Contributing Shares and dispatch of statements of holdings	13 November 2001

Section 1 DIRECTORS' REVIEW

1.1 Chairman's Overview

Dear Shareholder,

Cape Range Wireless Inc. is an ASX 300 index company that is totally committed to the provision of equipment worldwide to the fixed wireless sector of the communications industry.

Cape Range Wireless has recently gone to 100% ownership of the US based subsidiary that owns all of the patents and proprietary knowledge pertaining to the iPMA protocol and Spread Spectrum wireless systems that were developed by Embedded Wireless Laboratories ("EWL") in Malaysia. This subsidiary was formally known as Arcadian Wireless Inc but has now changed its name to Cape Range Wireless Inc. to better identify the Company's products. EWL itself is now a substantial shareholder in Cape Range Wireless Ltd.

The Company has developed a range of products that are able to extend the boundaries of existing telecommunications networks, providing voice, fax and high speed data capability via an internet protocol based system, delivered by wireless. The Company's present range of equipment is able to do this of up to 50 kilometres.

Marketing plans call for ongoing development of new products and software features, requiring further funding from Cape Range Wireless Ltd. While the current range of products are gaining acceptance in the rural sector, the Company's plans call for the introduction of additional products and features to meet the requirements of suburban deployment. Following recent filing of additional patents, the Company is now building working prototype boards for technology that allows further reduction in the power requirements and increases the reach of our systems. This new technology in development, "Project Havana", also has application in reducing the power transmitted by cellular handsets, which will make it suitable for licensing to other manufacturers. The recent demonstration that iPMA, incorporated in our Spread Spectrum Wireless, is able to operate in a noisy radio environment such as KL Tower illustrates the effectiveness and reliability of the radio systems in a suburban and urban environment.

Marketing strategy and product development of the Company is based on the premise that entrylevel costs must be low enough for telcos to justify the initial capital expenditure in rural areas and be able to maintain the systems with low operating costs. The technological solutions developed by Cape Range Wireless uniquely address these issues of capex and low operating costs. Other technologies such as cellular based technologies have been unable to achieve this result.

The Company continually updates its website www.caperangewireless.com showing progress being made in KL Malaysia, where our equipment is tested under the most severe conditions, namely high radio traffic from the Malaysia Telkom Tower. The company will continue to update this website as installations for our various customers unfolds.

It has been a very difficult year for Company's developing leading edge products destined for the telecommunications industry. Many companies have failed. The major US equipment suppliers have lost 10's and 100's of Billions of dollars and seen their market capitalisation collapse and many of the new world telco companies have disappeared.

Cape Range Wireless has addressed the market for the rest of the world, the approximately 3 billion people that have never used a telephone, let alone used the Internet or a fax. This direction has placed us in a very fortunate position with our product now developed, our market expanding and no commitment to old technology or ownership of outmoded equipment.

Over the past two and a half years the Board of Directors have raised only A$3.5 million from shareholders to establish the Company as potentially one of the world leaders in fixed wireless communications. We have been able to achieve this by establishing our research and development in Malaysia. The laboratories of EWL are in the top echelon, and the vision of the technical team has seen the Company's potential market grow from the current attack on the rural sector to suburban applications as well as the ability to license newer applications to other manufacturers including those in the hand held cellular phone industry.

The Board of Directors has been strengthened with Mr Bob Cunha, formerly President of BellSouth Products, Inc, where he directed BellSouth's deployment of high-speed Internet access (DSL) across the entire South-eastern United States. Ken Margon and Tom Mathai had the foresight to identify this sector of the market, and the knowledge and dedication to successfully attack it. Long term investors in the Company have accepted the challenge that we have mounted and the Directors have structured the current fundraising to give shareholders a high degree of exposure to successful events as the Board is able to complete them.

Mike Ford is identifying and developing sales opportunities in Australia and New Zealand. Mike Ford's twenty years telecommunication and IT industry experience with Telecom NZ and Ericsson Australia has been strategic in product development and marketing for Cape Range Wireless in the Australasian region. Mr Ford has extensive experience with all facets of design, management, sales and implementation of digital telecommunication, network and switching systems. He has also been successful in managing private telecommunication companies.

I would like to thank you, the shareholders, who have continued to support the ambitions of the Company, and recommend the current issue to you. The Directors and the Shareholders of EWL will be taking up their full entitlement. The balance of the issue has been underwritten for a fee of only 3% and this will ensure that Cape Range Wireless will succeed in it ambitions.

Yours sincerely,

Ron Wise
Chairman

1.2 Directors

Dr Ronald Wise PhD (Chairman)

Ron completed his PhD in Biochemistry at the University of Western Australia before spending four years in the United States where he was the Post Doctoral Fellow, first at Florida State University and then at Stanford University California.

He commenced his business life in Western Australia by forming an oil and gas exploration company, which located substantial gas reserves in the Perth basin and these reserves still supply the City of Perth.

In 1987 Ron took control of Cape Range and directed its activities to technology investment, initially in the field of renewable energy. Ron remains Chairman of the unlisted company, Exergy, Inc.

Ron is also non-executive Chairman of Planar Semi Conductor Inc. a New York based manufacturer of precision semiconductor process equipment.

Kenneth Margon (Director of Research)

Kenneth Margon is a Director of Cape Range Wireless, Inc. (formerly Arcadian Wireless, Inc.), a Silicon Valley incorporated company that provides fixed wireless last mile solution for emerging markets and rural environments.

He is also one of the founders of Embedded Wireless Labs and >STREETSPACE., and is a Director of both companies.

He is the President and founder of KM International, where he was responsible for the project management and production engineering of large multi-million dollar GIS projects with a range of clients like Pacific Bell and Indiana Bell, Lockheed-Martin, Rutgers University, the City of Sacramento, Redding California, Corp of Engineers and International Paper.

Prior to this, he was Director of Engineering in PacData from 1987-92. He was responsible for managing the design and production of all company projects and overseeing the establishment facilities in India and the Philippines. As consultant for the mapping project, he was involved in producing the City of Sacramento GIS base map and served as project manager for the development of the parcel maps, center lines and traffic signs database for the City of Redding.

He was Vice-President of Engineering in Facilities Management Corp. He was also a Systems Analyst with the Latin American Strategic Studies Institute, where he designed an indexing system to retrieve media related strategic intelligence.

Other major projects he has worked on include Indiana Bell, Chevron Oil, Pacific Gas and Electric, City of Redding, Oxidental Chemical, Army Corp of Engineers, Boston University, Rutgers University, United Airlines, Eaton Industries, Imperial County and Appalachian Power.

Margon has lectured in various seminars and has been extensively published in various professional journals. He is a member of the Automated Mapping and Facility Management, the Urban and Regional Information Systems Association and the North West Computer Aided Mapping Association. Margon received his education at Carnegie-Mellon University.

Thomas Mathai

Prior to founding >STREETSPACE, Tom Mathai founded Embedded Wireless Labs in Kuala Lumpur, Malaysia and Personus Inc., (formally Caught in the Web, Inc.) in Toronto, Canada. Embedded Wireless Labs (EWL), with headquarters in Kuala Lumpur, Malaysia, is a technology development facility with R&D teams in Banglore, India and Kuala Lumpur, specializing in wireless, Internet and telecommunications engineering. Personus has become one of North America's premier web solutions and internet strategy consulting firms, with such clients as Microsoft, Tim Warner, Polygram, Deloitte and Touche, and Virgin Music. Mr Mathai was an active member of the Dynamics Graphics Project and worked under Human Computer Interaction pioneers Dr Ronald Baecker and Dr Bill Buxton at the University of Toronto.

Lynton McCreery CPA

Mr McCreery has been a Director and secretary of Cape Range Wireless Ltd since 1986. He is an Associate Member of the Australian Society of Certified Practicing Accountants and has been the accountant and secretary to a number of public companies for the past 20 years.

Robert Cunha

Mr. R.Cunha is the Executive Director responsible for Cape Range's global strategy and international marketing.

Mr. Cunha was formerly President of BellSouth Products, Inc., one of the world's leading providers of consumer telephone equipment. He also oversaw all strategy and marketing for BellSouth's roll-out of DSL service, widely been considered the most successful broadband launch of any major U.S. telco. BellSouth was the only telco to beat Wall Street estimates for subscriber growth in 2000.

Mr. Cunha had previously held a variety of senior marketing positions at BellSouth, where he was responsible for all marketing for the consumer and small business divisions of the company, representing more than $12 billion revenue. Mr. Cunha also led marketing for BellSouth.net, which doubled its market share each year under his leadership and became the fastest-growing Internet service provider in the U.S.

Before joining BellSouth, Mr. Cunha was a senior consultant at Monitor Company, where he worked with AT&T, Lucent and Southwestern Bell to develop their wireless, broadband and long distance strategies.

Mr. Cunha currently serves as president of Artisan Network, Inc., based in Atlanta, GA, a leading provider of e-commerce infrastructure for major retail chains.

Mr. Cunha is a graduate of Harvard University, where he received his A.B. degree magna cum laude and was a Phi Beta Kappa scholar. He also attended the University of Western Australia in Perth, where he studied sociology under a Rotary Fellowship.

Section 2 DETAILS OF THE ISSUE

2.1 The Issue

The Issue ("Issue") is a non-renounceable pro-rata offer of up to 169,633,154 Contributing Shares[1] ,each with a free attached Option ("New Option"), to Shareholders, on the basis of one Contributing Share and free attached New Option for every five Shares held at 5.00 pm WST on the Record Date, at an issue price of $0.05 for each Contributing Share, payable as to $0.025 on application, to raise up to $4,280,829 (less the expenses of the issue), with the balance of $0.025 payable no later than 5.00pm WST on 18 January 2002 to raise up to a further $4,240,829.

Fractional entitlements (if any) will be rounded up to the next whole number.

The Issue is underwritten to the extent of $2,625,000. See Section 7 for further details.

There is no minimum subscription for the Issue.

Contributing Shares and free attached New Options will only be offered under the Issue to eligible Shareholders on the Record Date. Existing Optionholders will not be entitled to participate in the Issue but may exercise their existing options prior to the Record Date if they wish to participate in the Issue in respect of the resulting Shares.

2.2 Terms of Issue of Contributing Shares

The Contributing Shares will be issued on the following terms and conditions:

(a) The full issue price of the Contributing Shares is $0.05 each, payable in full in accordance with the following defined call programme:

(i) **Issue** $0.025 of the issue price of each Contributing Share is payable on application for those shares; and

(ii) **Call** The remaining $0.025 of that issue price is payable by no later 5.00pm WST on 18 January 2002.

(b) The Company shall, in accordance with the Listing Rules, be entitled to make one extension of up to 6 months of the date for payment of a call, provided that the Company gives at least 2 month's written notice of that extension to the holders of the Contributing Shares.

(c) The holder of a Contributory Share is legally liable to pay the call on that Contributory Share.

(d) If a call is not paid on or before the date on which it is due, the holder in default must pay interest on the outstanding amount from the due date to the time of actual payment at the rate prescribed in the Company's Constitution. The Directors may waive payment of that interest wholly or in part.

(e) If a holder, having failed to pay a call due in respect of a Contributing Share, fails to comply with a notice served on him requiring payment of the call, accrued interest and costs and expenses incurred by the Company by reason of non-payment of the call, the Contributing Share in respect of which the call is due, and any dividends declared in respect of that Contributing Share, will be forfeited.

[1] The figure of 169,633,154 is based on all existing exercisable Options being exercised, and the holders of the resulting shares accepting in full their entitlement in the Issue in respect of those Shares. If none of the existing Options are exercised, the maximum number of Contributing Shares offered by this Prospectus will be 161,569,960, and the maximum amount able to be raised on issue will reduce to $4,039,249, and the maximum able to be raised if all Contributing Shares are issued, and all calls on them are paid, will be a further $4,039,249.

(f) A person whose Contributing Shares have been forfeited ceases to be a shareholder in respect of the forfeited shares, but remains liable to pay the Company all money payable by that person to the Company in respect of those shares at the date of forfeiture.

(g) Shareholders should refer to the Company's Constitution for further details relating to calls, forfeiture, surrender, disposal, sale, transfer and cancellation of Contributing Shares.

A summary of certain rights attaching to the Contributing Shares is set out in Section 6.3 of this Prospectus.

2.3 Terms of Issue of New Options

(a) No monies will be payable for the issue of the New Options.
(b) The New Options will expire at 5.00pm WST on Friday, 22 November 2002 ("Expiry Date").
(c) Subject to the requirements of the Listing Rules and any restrictions imposed by the ASX concerning any New Options classified as restricted securities, New Options may be transferred at anytime before the Expiry Date.
(d) Each New Option will entitle the holder to subscribe for an Ordinary Share in the capital of the Company at an exercise price of $0.05 each.
(e) Each holder may, at any time during the period ("Exercise Period") up to the Expiry Date, exercise all or part of his New Options, provided that any partial exercise shall be in parcels of not less than 1,000 unless that smaller parcel is the entire holding or balance of New Options held by the holder.
(f) New Options may only be exercised by the registered holder for the time being delivering to the Company's registered office or the Share Registry, within the Exercise Period:
  (i) a written notice ("Exercise Notice") stating the number of New Options to be exercised;
  (ii) payment to the Company of the full exercise price of $0.05 in respect of all the New Options being exercised; and
  (iv) the holding statements or, if applicable, certificates for the New Options being exercised.
(g) The Company shall allot the Shares resulting from the exercise of New Options within fourteen business days of exercise of those New Options.
(h) Shares allotted on the exercise of New Options will, from date of allotment, rank equally in all respects with existing fully paid ordinary Shares.
(i) The Company will apply to the ASX to have the Shares allotted pursuant to the exercise of New Options listed for official quotation.
(j) There are no participating rights or entitlements inherent in the New Options and option holders will not be entitled to participate in new issues of securities offered to Shareholders of the Company, or dividends or bonus issues during the currency of the New Options unless and until the New Options are exercised. During the Exercise Period option holders will be given that period of written notice of the terms of any pro rata offer to Shareholders required by the Listing Rules before the date fixed for determining entitlements to the offer, to give them an opportunity to exercise their options.
(k) In the event of a reorganization (including or reconstruction, consolidation, subdivision, reduction or return) of the capital of the Company, the number or terms of the New Options, or both, will be reconstructed in accordance with the provisions of the Listing Rules.

2.2 Purpose of the Issue

The funds raised pursuant to the Issue (less the expenses of the issue) will be applied to working capital and to fund the ongoing commercialisation, development and deployment of the Cape Range Wireless product as outlined in the Chairman's Overview.

2.3 Entitlements and Acceptance

Your entitlement to participate in the Issue will be determined on the Record Date and will be shown on the accompanying Entitlements and Acceptance Form.

All applications for Contributing Shares pursuant to the Issue must be made on the enclosed Entitlement and Acceptance Form. **Your Entitlement may be accepted in whole or in part prior to 5.00 pm WST on 24 October 2001.**

Applications for Contributing Shares must not exceed your Entitlement as shown on the Form. Applications exceeding your Entitlement will be deemed to be for your maximum Entitlement and any surplus subscription funds will be returned.

2.4 Opening and Closing Dates

The Company will accept Entitlement and Acceptance Forms from the date of issue of this Prospectus until 5.00 pm WST on **24 October** 2001.

2.5 No Trading in Your Entitlement

Entitlements to the Contributing Shares and New Options are non-renounceable. Accordingly, there will be no trading of the rights on ASX and you may not dispose of your rights to these securities to any other party in the period prior to these securities being listed on ASX.

2.6 Entitlement and Acceptance Form

Acceptance by the Company of a completed Entitlement and Acceptance Form creates a legally binding contract between the Applicant and the Company. The Entitlement and Acceptance Form does not need to be signed to be a binding acceptance of Contributing Shares and New Options.

If the Entitlement and Acceptance Form is not completed correctly it may still be treated as valid. The Directors' decision as to whether to treat the Form as valid, and how to construe, amend or complete it, is final.

2.7 Allotment

The Company expects to issue the Contributing Shares and New Options and to dispatch Holding statements in relation to those Contributing Shares and New Options no later than 15 Business Days after the Closing Date

It is the responsibility of Applicants to determine their allocation prior to trading in the Contributing Shares and New Options. Applicants who sell Contributing Shares or New options before they receive their holding statements will do so at their own risk.

2.8 Application Monies held on trust

All Application Monies received for the Contributing Shares will be held in trust in a bank account maintained solely for the purpose of depositing Application Monies received pursuant to this Prospectus until the Contributing Shares and New options are allotted. All Application Monies will be returned (without interest) if the Contributing Shares and New Options are not allotted.

2.9 ASX quotation

Application will be made to ASX no later than 7 days after the date of this Prospectus for the official quotation of the Contributing Shares and New Options offered by this Prospectus. If permission is not granted by ASX for the official quotation of the Contributing Shares and New Options offered by this Prospectus within 3 months after the date of this Prospectus, all Application Monies will be refunded without interest as soon as practicable.

A decision by ASX to grant official quotation of the Contributing Shares is not to be taken in any way as an indication of ASX's view as to the merits of the Company or of the Contributing Shares and New Options now offered for subscription. ASX takes no responsibility as to the contents of this Prospectus.

2.10 CHESS

The Company participates in the Clearing House Electronic Sub register System, known as CHESS. ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532 ("**ASTC**"), a wholly owned subsidiary of ASX, operates CHESS in accordance with the Listing Rules and Securities Clearing House Business Rules.

Under CHESS, Applicants will not receive a certificate but will receive a statement of their holding of Contributing Shares and New Options.

If you are broker sponsored, ASTC will send you a CHESS statement.

The CHESS statement will set out the number of Contributing Shares and New Options issued under this Prospectus, provide details of your holder identification number and the participant identification number of the sponsor. If you are registered on the Issuer Sponsored register, your statement will be dispatched by Security Transfer Registrars Pty Ltd and will contain the number of Contributing Shares and New Options issued to you under this Prospectus and your security holder reference number.

A CHESS statement or Issuer Sponsored statement will routinely be sent to Shareholders at the end of any calendar month during which the balance of their shareholding changes.

Shareholders may request a statement at any other time, however, a charge may be made for additional statements.

2.11 No issue of Contributing Shares or New Options after 13 months

No Contributing Shares or New Options will be allotted or issued on the basis of this Prospectus later than 13 months after the date of issue of this Prospectus.

2.12 Market Prices of Shares

The Contributing Shares and New Options offered by this Prospectus are new classes of securities in the Company. Accordingly none of these securities have been listed or traded on the market.

The highest and lowest market sale prices of the Company's Ordinary Shares on ASX during the 3 months immediately preceding the date of this Prospectus[1] and the respective dates of those sales were $0.22 cents on 5 July 2001 and $0.06 cents on 19 September 2001. The latest available market sale price of Shares on ASX immediately before the date of issue of this Prospectus was $0.065 cents on 20 September 2001.

[1] Note: Trading in the Company's Shares on ASX was halted at the Company's request on 31 May 2001 and resumed on 5 July 2001.

2.13 Overseas Shareholders

This Prospectus and accompanying Entitlement and Acceptance Form do not, and are not intended to, constitute an offer of securities in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or to issue this Prospectus. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

Section 3 ACTION REQUIRED BY SHAREHOLDERS

The number of Contributing Shares and New Options to which you are entitled ("your Entitlement") is shown on the accompanying Entitlement and Acceptance Form. You may either:

- take up your Entitlement in full; or
- take up part of your Entitlement, and allow the balance to lapse; or
- allow your entire Entitlement to lapse.

3.1 Acceptance in Full

If you wish to take up all of your Entitlement, please complete the Entitlement and Acceptance Form in accordance with the instructions set out in the Form.

Forward the completed Entitlement and Acceptance Form, together with a cheque in Australian Dollars for the amount shown on the Form to reach the Company's share registry by delivery or post, at any time after the date of issue of this Prospectus but **not later than 5.00 pm WST on 24 October 2001** by delivery or post to:

By post : Security Transfer Registrars Pty Ltd
PO Box 6405
East Perth, W A 6892

By delivery : Security Transfer Registrars Pty Ltd
Level 1, 168 Adelaide Terrace
East Perth, W A 6004

Cheques should be made payable to "Cape Range Wireless Ltd" and crossed and marked "not negotiable".

3.2 Partial Acceptance

If you wish to take up part only of your Entitlement, please complete the Entitlement and Acceptance Form in accordance with the instructions set out in the Form by inserting the number of Contributing Shares for which you wish to accept the offer under this Prospectus (being less than your Entitlement as specified on the Form) and forward the completed Form together with a cheque for the total amount payable (calculated at $0.025 per Contributing Share accepted) to reach the Company's share registry, at any time after the date of issue of this Prospectus but **not later than 5.00 pm WST on 24 October 2001** by delivery or post to:

By post : Security Transfer Registrars Pty Ltd
PO Box 6405
East Perth, W A 6892

By delivery : Security Transfer Registrars Pty Ltd
Level 1, 168 Adelaide Terrace
East Perth, W A 6004

Cheques should be made payable to "Cape Range Wireless Ltd" and crossed and marked "not negotiable".

The balance of your Entitlement not accepted will be dealt with as shortfall shares under the terms of this

Prospectus.

3.3 Non Acceptance

If you do not wish to take up any part of your Entitlement, you are not required to take any action. In this case, your Entitlement to subscribe for Contributing Shares will be dealt with as shortfall shares under the terms of this Prospectus.

3.4 Enquiries concerning your Entitlement

If you have any queries concerning your Entitlement, please contact the Company's share registry located at Security Transfer Registrars Pty Ltd, PO Box 6405, East Perth, Western Australia, 6892, Telephone (08) 9221 4200 or contact your stockbroker or professional adviser.

Section 4 ACCOUNTS – FINANCIAL INFORMATION

4.1 Principal Effect

The immediate effect of the Issue will be to

(a) increase the total current assets by up to $4,240,829, less the expenses of the Issue, to enable the Company to pursue its objectives; and

(b) increase the number of Securities as shown in Section 4.3 of this Prospectus.

4.2 Balance Sheets and Profit and Loss Statements

Set out below are:

(a) An abridged and audited consolidated balance sheet of the Company and its controlled entities as at 31 December 2000;

(b) An abridged and unaudited consolidated balance sheet of the Company and its controlled entities as at 30 June 2001. These accounts have been extracted from the Company's financial statements for the half year ended 30 June 2001, reviewed by the Company's auditors;

(c) An abridged and unaudited consolidated balance sheet of the Company and its controlled entities after completion of the Merger with Arcadian Wireless, Inc. in July 2001. This balance sheet has been extracted from the Company's management accounts as at 30 June 2001 which have not been audited or reviewed by the Company's auditors;

(d) A pro forma balance sheet incorporating the effects of the Issue (based on 161,569,960 Contributing Shares being issued under this Prospectus, with $0.025 per share paid on issue, which will raise $3,906,239 for the Company after expenses of the Issue). It does not include the call of $0.025 per Contributing Share which would raise a further $4,039,249;

(e) The Profit and Loss Statement for the post- merger and rights issue have been extracted from the Company's management accounts at 30 June 2001, allowing for foreign exchange adjustment relating to the merger. This statement has not been audited or reviewed by the Company's auditors.

BALANCE SHEETS

	Consolidated			
	Audited As at 31 December 2000	Reviewed As at 30 June 2001	Unaudited Post Arcadian Merger 11 July	Unaudited Post Rights Issue
Current Assets				
Cash	37,137	-	456	3,906,695
Receivables	995,097	128,190	165,934	165,934
Inventories	-	-	437,501	437,501
Investments	1,485,859	437,501	642,441	642,441
Other	585,896	-	46,685	46,685
Total Current Assets	3,103,989	565,691	1,293,017	5,199,256
Non Current Assets				
Receivables	3,216,918	25,000	25,000	25,000
Investments	3,552,101	50,000	50,000	50,000
Investment in Controlled Entities	-	8,969,080	308,094	308,094
Plant & Equipment	1,017,941	34,872	331,273	331,273
Intangibles	-	-	86,679,085	86,679,085
Total Non-Current Assets	7,786,960	9,078,952	87,393,452	87,393,452
Total Assets	10,890,949	9,644,643	88,686,469	92,592,708
Current Liabilities				
Accounts Payable	6,314,017	231,569	553,741	553,741
Borrowings	564,704	587,159	2,509,137	2,509,137
Provisions	22,423	30,997	30,997	30,997
Total Current Liabilities	6,901,144	849,725	3,093,875	3,093,875
Non Current Liabilities				
Provisions	63,080	65,580	65,580	65,580
Total Non Current Liabilities	63,080	65,580	65,580	65,580
Total Liabilities	6,964,224	915,305	3,159,455	3,159,455
Net Assets	3,926,725	8,729,338	85,527,014	89,433,253
Shareholders' Equity				
Share Capital	38,966,698	42,120,840	116,323,806	120,230,045
Option Premium Reserve			3,060,650	3,060,650
Accumulated Losses	(34,464,588)	(33,391,502)	(33,857,442)	(33,857,442)
	4,502,110	8,729,338	85,527,014	89,433,253
Outside Equity Interests in Controlled Entities	(575,385)	-	-	-
Total Shareholders Equity	3,926,725	8,729,338	85,527,014	89,433,253

PROFIT and LOSS STATEMENTS

	Consolidated		
	Audited	Reviewed	Unaudited
	12 Months	6 Months	6 months
	Ended 30 December 2000	Ended 30 June 2001	Post Merger and Rights Issue
	$	$	$
Revenue from operating activities	4,786,534	1,528,389	1,528,389
Revenue from outside the operating activities	6,604,554	271,901	271,901
Total revenue	11,391,088	1,800,290	1,800,290
Operating loss before abnormal items and income tax	(4,309,426)	(5,843,643)	(6,309,583)
Abnormal items before income tax	(2,973,289)	6,375,990	6,375,990
Operating loss before income tax	(7,282,715)	532,347	66,407
Income Tax Benefit	-	-	-
Operating Loss after income tax	(7,282,715)	532,347	66,407
Outside equity interest in operating loss after Income Tax	(100,608)	540,739	540,739
Operating loss after income tax attributable to members of Cape Range Wireless Ltd	(7,383,323)	1,073,086	607,146
Accumulated losses at beginning of financial year	(27,081,265)	(34,464,588)	(34,464,588)
Accumulated losses at end of financial year	(34,464,588)	(33,391,502)	(33,857,442)

4.3 Capital Structure

Shares

The effect of the Issue on the Company's share capital structure, excluding the exercise of any currently existing options, is as follows:

Number of Shares	ISSUED AND PAID UP CAPITAL	$
807,849,800	Ordinary Shares	116,323,806
	NEW CONTRIBUTING SHARES OFFERED PURSUANT TO THIS PROSPECTUS	
161,569,960[1]	Contributing Shares of $0.05, partly paid to $0.025 each (including expenses of issue)	3,906,239
969,419,760	**TOTAL ISSUED AND PAID UP CAPITAL**	**120,230,045**

[1] The financial accounts and capital structure above are based on none of the Company's existing Options being exercised. If all of the currently exercisable Options were exercised prior to the Record date, and the holders took up their full entitlement pursuant to these a further $5,347,300 would be received by the Company.

Options

The Company has on issue, as at the date of this Prospectus, the following Options:

- 1,000,000 unlisted options each to subscribe for a Share exercisable at $0.20 on or before 30th June 2002.
- 15,000,000 unlisted options each to subscribe for a Share exercisable at $0.20 on or before 31st January 2005.
- 3,250,000 unlisted options each to subscribe for a Share exercisable at $0.20 on or before 25th February 2005.
- 1,250,000 options exercisable at 20 cents on or before 25 February 2005.
- 1,8000,000 options exercisable at 20 cents on or before 11 May 2005.
- 100,000 options exercisable at 25 cents on or before 11 May 2005
- 1,000,000 options exercisable at 20 cents on or before 22 May 2005
- 680,000 options exercisable at 20 cents on or before 30 March 2005
- 25,983,050 unlisted options issued in connection with the merger with Arcadian Wireless, Inc., each to subscribe for a Share exercisable at $0.02 of which 16,235,972 became exercisable on their issue date.

If the Issue is fully subscribed, without any of the existing Options being exercised, the total number of Options on issue will be increased by the addition of up to 161,569,960 New Options.

If all of the currently exercisable Options were exercised prior to the Record date, and all shareholders took up their full entitlement in respect of all existing Shares and the Shares resulting from the exercise of Options, the number of Options then on issue would comprise the 9,747,078 existing Options not currently exercisable, and 169,633,154 New Options.

Section 5 RISK FACTORS

The Contributing Shares and New Options offered under this Prospectus are considered speculative. The Directors strongly recommend investors examine the contents of this Prospectus and consult their professional advisers before deciding whether to apply for Contributing Shares pursuant to this Prospectus. In addition, investors should be aware there are risks associated with investment in the Company. There are certain general risks and certain specific risks that relate directly to the Company's business and are largely beyond the control of the Company and its Directors because of the nature of the business of the Company.

The following summary, which is not exhaustive, represents some of the major risk factors that potential investors need to be aware of:

5.1 Share Market Conditions

As Cape Range is a company listed on ASX, its Share price is subject to the numerous influences that may affect both the trend in the share market and the share prices of individual companies.

5.2 Economic Conditions

Economic conditions, both domestic and global, may affect the performance of the Company. Factors such as currency fluctuation, inflation, interest rates, supply and demand and industrial disruption have an impact on operating costs, commodity prices and share market prices. The Company's future possible revenue and Share price can be affected by these factors all of which are beyond the control of the Company and the Directors. In addition, the Company's ability to raise additional capital, should it be required, may be affected.

5.3 Operational Risk

Recoverability of the Company's investments is dependent upon the successful development of the Arcadian technology and the subsequent sale of the Arcadian technology outright or through licensing agreements.

5.4 Government Policies and Political Upheaval

Industry profitability can be affected by changes, beyond the Company's control, in government policies or political upheaval in any of the countries in which the Company holds an interest, operates or makes an investment .

5.5 Sovereign Risk

The Company is involved in contractual arrangements overseas. These may be subject to political, economic and other uncertainties, some of which may not be found in countries like Australia. The reliability and enforceability of legal rights may be difficult and future overseas Government actions could have an effect on the contractual arrangements and consequently the Company.

Section 6 ADDITIONAL INFORMATION

6.1 Documents Incorporated by Reference

Pursuant to the provisions of section 712 of the Corporations Law, the documents referred to below, lodged with ASIC, are to be taken as being included in this Prospectus. A copy can also be obtained from our web page www.caperangewireless.com.

The Company will provide a copy of each of the following documents, free of charge, to any person who requests it during the acceptance period under this Prospectus:

(a) the audited annual financial reports most recently lodged with the ASIC by the Company before the issue of this Prospectus, and the subsequent half year unaudited (but reviewed) financial report lodged by the Company on or about 13th September 2001;

(b) all continuous disclosure notices given by the Company during the period since the lodgement of the annual financial statements referred to in paragraph (a) above up to the date of issue of this Prospectus including:

14th September 2001	Half yearly report Appendix 4B
11th September 2001	ASX Announcement 1:5 Rights Issue
30th August 2001	ASX Announcement Progress Update
3rd August 2001	Announcement Top 20 Shareholders
25th July 2001	ASX Announcement CAG Owns 100% of Arcadian Wireless Appendix 3B
5th July 2001	ASX Announcement Advice Arcadian Rollout
20th June 2001	ASX Announcement Security issue to Directors
5th June 2001	Suspension from Official Quotation
31st May 2001	Trading Halt
21st May 2001	ASX Announcement 1:5 Rights Issue
16th May 2001	ASX Announcement Arcadian Wireless Update
1st May 2001	Annual Report
27th April 2001	Annual Report and notice of AGM
11th April 2001	ASX Announcement General Meeting
9th April 2001	ASX Announcement Bob Cunha Appointment
6th April 2001	Appendix 3B
6th April 2001	Short Form Prospectus
2nd April 2001	Appendix 3B
2nd April 2001	Corporate Update/Issue Announced
19th March 2001	Activities Report re Contract Negotiations
15th March 2001	Preliminary Final Report
13th March 2001	Notice of General Meeting
9th Feb 2001	Managerial Appointments
6th Feb 2001	Merger of Cape Range Wireless and Arcadian Wireless Inc.

Copies of documents lodged by, or in relation to, Cape Range in accordance with its reporting and disclosure obligations may also be obtained from, or inspected at, an Office of the ASIC or ASX.

In addition, the following documents are available for inspection up to the Closing Date of this Prospectus during normal business hours at the registered office of the Company at Level 2, 16 Ord Street, West Perth Western Australia:

(a) this Prospectus;

(b) the Company's Constitution; and

(c) the consents referred to in Section 9 and the consents provided by the Directors to the issue of this Prospectus.

6.3 Rights Attaching to the Contributing Shares

Save as set out below, the Contributing Shares issued subject to this Prospectus will rank equally in all respects with Cape Range's existing Shares.

Full details of the rights attaching to the Company's Shares are as set out in its Constitution, a copy of which can be inspected at the Company's registered office.

The following is a summary of some of the rights that attach to the Company's Shares:

(a) Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of shares (at present there are none), at a general meeting every ordinary Shareholder present in person or by proxy has one vote on a show of hands and one vote per Share on a poll. A person who holds a Share which is not fully paid (that is a Contributing Share) has a fraction of a vote equal to that proportion that the amount paid up on that Share bears to the total issue price of that Share.

(b) Dividend Rights

Subject to the rights of holders of shares issued with any special or preferential rights (at present there are none), the profits of the Company which the Directors may from time to time determine to distribute by way of dividend are divisible among the Shareholders in proportion to the Shares held by them respectively in proportion to the amount of capital for the time being paid up or credited as paid up in respect of such Shares, unless it was a term of issue of such Shares that they would carry full dividend rights, and such Shares were issued on a pro rata basis to Shareholders.

(c) Rights on Winding Up

If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company and may for that purpose set such value as he considers fair upon any property to be so divided and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders.

Subject to the rights of Shareholders (if any) entitled to Shares with special rights in a winding-up, all moneys and property that are to be distributed among Shareholders on a winding-up, shall be so distributed in proportion to the Shares held by them respectively, irrespective of the amount paid-up or credited as paid up on Shares.

(d) **Transfer of Shares**

Subject to the Constitution of the Company, the Corporations Law, any other laws and the Listing Rules, Shares in the Company are freely transferable.

(e) **Future Increases in Capital**

The allotment and issue of any Shares in the Company is under the control of the Directors. Subject to restrictions on the allotment of shares to Directors or their associates, contained in the Listing Rules, the Constitution of the Company and the Corporations Law, the Directors may allot or otherwise dispose of Shares on such terms and conditions as they see fit.

(f) **Variation of Rights**

If at any time the share capital of the Company is divided into different classes of Shares the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied whether or not the Company is being wound up with the consent in writing of three quarters of the issued shares of that class or if authorised by a special resolution at a separate meeting of the holders of shares of that class.

6.4 Expenses of the Issue

The expenses of the Issue are estimated at approximately $133,010 comprising:

• Share Registry, Legal and other advisory fees	$ 5,000
• Printing and postage costs	$ 30,000
• ASIC and ASX fees(inclusive of GST on ASX fees)	$ 11,385
• Underwriting Fees (inclusive of GST)	$ 86,625
TOTAL	**$133,010**

Section 7 UNDERWRITING

7.1 Underwriting

The Company has entered into separate arrangements with each of the following persons or entities to unconditionally underwrite the Issue up to the respective amounts shown below, totalling in aggregate up to $2,625,000.

Underwriter	Maximum Underwritten Amount
Hereford Securities Management S.A.	$1,000,000
Jin Loong Capital	$480,000
C.R. Ikin	$240,000
Oceanview Pty. Ltd.	$187,500
York Heritage Pty. Ltd.	$75,000
Hopetoun Nominees Pty. Ltd.	$50,000
C.E.G. & B. Bennett	$25,000
R. Teasedale	$25,000
Finind Pty. Ltd.	$25,000
Montpellier Pty. Ltd.	$25,000
G.C. Lithgo	$25,000
N. Bennett	$12,500
Various parties (details to be supplied prior to despatch of Prospectus)	$455,000
Total	**$2,625,000**

Each Underwriter will be entitled to receive a fee of 3% of the respective amount underwritten by the Underwriter concerned.

The arrangements referred to above are not conditional or dependent on each other, and the arrangement with each Underwriter is separate and distinct from the arrangements with any other Underwriters.

The Underwriters are responsible for paying any sub-underwriting fees, handling fees, brokerage and other costs incurred by any of them.

None of the Underwriters are Directors of the Company and none of the Directors' entitlements will be underwritten.

Section 8 INTERESTS OF DIRECTORS AND EXPERTS

The Directors of Cape Range and their relevant interests (or those of their associates in the Shares and Options of the Company as at the date of this Prospectus are as follows:

Shares		
Director	**Associate**	**Shares,**
R.W.Wise [1]	PADF Account	1,080,000
	Sassey Pty. Ltd.	3,363,662
	Demaas Pty. Ltd.	17,204,536
	-	15,725,622
K. Margon[2]	K.M. International Ltd.	81,122,598
T. Mathai[3]	Tom3 Ltd.	81,122,598
K. Margon & T. Mathai[4]	Web Kingdom Ltd.	109,220,083
L.McCreery [5]	-	10,560
	Muteroo Pastoral Co. Pty. Ltd.	162,780
	Rymad Consultants Pty. Ltd.	825,604
Total		**309,838,043**

Options		
Director	**Associate**	**30 June 2002 Options**
R.W.Wise [1]	Sassey Pty. Ltd.-	2,000,000
L.M.McCreery [5]	Muteroo Pastoral Co. Pty. Ltd.	1,000,000

Notes:

[1] R W Wise is the sole director of Sassey Pty Ltd and the 3 shareholders of Sassey Pty Ltd are his chil dren T Wise, D Wise and J Wise. Sassey Pty Ltd owns 530,178 Shares and the 2,000,000 options as trustee for the Sassey Trust and the other 2,833,484 Shares as trustee for the Avago Superannuation Fund. R W Wise is the sole beneficiary of the Avago Superannuation Fund and is in the named class of beneficiaries of the Sassey Trust. R W Wise is a director of Demaas Pty Ltd. R W Wise and his 2 children T Wise and J Wise are the 3 shareholders of Demaas Pty Ltd.

[2] K. Margon is a director and 45% shareholder of K.M. International Ltd.

[3] T. Mathai is a director and majority shareholder of Tom3 Ltd.

[4] K. Margon and T. Mathai are directors and shareholders of Web Kingdom Ltd.

[5] L M McCreery holds 8,800 Shares as trustee for his wife E F McCreery. L M McCreery is a director of Muteroo Pastoral Co Pty Ltd. He and his wife E F McCreery are the 2 shareholders. L M McCreery is a director of Rymad Consultants Pty Ltd. He and his wife E F McCreery are the 2 shareholders. Muteroo Pastoral Co Pty Ltd owns 1,000,000 options as trustee of the Corella Trust of which L M McCreery is in the named class of beneficiaries.

The provisions of the Constitution of the Company as to the remuneration of the Directors are as follows:

> **Article 13.8**: The Directors shall be paid out of the funds of the Company by way of remuneration for their services as Directors such sum as may from time to time be determined by the Company in general meeting, to be divided among the Directors in such proportions as they shall from time to time agree or in default of agreement equally. Fees payable to non-executive Directors shall be by a fixed sum and not by a commission on or percentage of profits or operating revenue. Remuneration payable to executive Directors shall not include a commission on or a percentage of operating revenue. The remuneration of a Director shall be deemed to accrue from day to day.
>
> **Article 13.9**: The Directors shall be entitled to be paid reasonable travelling, hotel and other expenses incurred by them respectively in or about the performance of their duties as Directors. If any of the Directors being willing shall be called upon to perform extra services or make any special exertions on behalf of the Company or the business thereof, the Directors may remunerate such Director in accordance with such services or exertions, and such remuneration may be either in addition to or in substitution for his share in the remuneration provided for by Article 13.8.
>
> **Article 17.2**: The Managing Director or an executive Director shall, subject to the terms of any agreement entered into in a particular case, receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine provided that no executive Director shall be paid as the whole or part of his remuneration a commission on or percentage of operating revenue.

The Company has agreed to pay Directors' fees of up to $30,000 per annum to be divided between Directors as they see fit, until such time as any different amount is approved by Shareholders.

Section 9 CONSENTS AND LIABILITY STATEMENTS

Security Transfer Registrars Pty Ltd have consented to being named in the Prospectus as the share registry of the Company and have not withdrawn their consent as at the date of lodgement of this Prospectus with the ASIC.

Security Transfer Registrars Pty Ltd has only authorised the issue of those parts of the Prospectus where it is named as the share registry of the Company and has not authorised or caused the issue of any other part of this Prospectus and does not accept any liability to any person in respect of any false or misleading statement in, or omission from, any part of this Prospectus.

Each of the named Underwriters have consented to being named in the Prospectus as Underwriters for the respective underwritten amounts specified for each of them, and have not withdrawn their consents as at the date of lodgement of this Prospectus with the ASIC.

The Underwriters were not involved in the preparation of this Prospectus and did not authorise or cause the issue of this Prospectus and do not accept any liability to any person in respect of any false or misleading statement in or omission from any part of this Prospectus.

Section 11 KEY DEFINITIONS

"Application Monies" means monies received by the Company towards the issue price of Contributing Shares.

"Arcadian" means Arcadian Wireless Inc.

"ASIC" means the Australian Securities and Investments Commission;

"ASX" means Australian Stock Exchange Limited;

"Closing Date" means 24 October 2001;

"Company" or **"Cape Range"** means Cape Range Wireless Limited ACN 009 289 481;

"Contributing Share" means partly paid ordinary shares in the capital of the Company, issued pursuant to this Prospectus at the issue price of $0.05 per Share partly paid to $0.025 on issue;

"Directors" means the directors of the Company;

"Entitlement" means the entitlement of a Shareholder to subscribe for Contributing Shares pursuant to the Issue;

"Entitlement and Acceptance Form" or **"Form"** means the entitlement and acceptance form enclosed with this Prospectus;

"Issue" means the proposed issue of Contributing Shares and free attached New Options pursuant to this Prospectus.;

"Listing Rules" means the Listing Rules of ASX;

"Share" means an ordinary fully paid share in the capital of the Company;

"Prospectus" means this prospectus dated 21 September 2001;

"Record Date" means 3 October 2001, being the date on which the Company identifies Shareholders entitled to participate in the Issue;

"WST" means Australian Western Standard Time.

Section 10 DIRECTORS STATEMENT AND CONSENT

The Directors state that they have made all reasonable enquires and have reasonable grounds to believe that all statements made by the Company in this Prospectus are true and not misleading.

This Prospectus is prepared on the basis that:

(d) certain matters may be reasonably expected to be known to professional advisers of any kind with whom Shareholders may reasonably be expected to consult; and

(e) information is known to Shareholders or their professional advisers by virtue of any acts or laws of Western Australia or the Commonwealth of Australia.

Each Director has consented to the lodgement of this Prospectus with ASIC and has not withdrawn that consent.

This Prospectus is signed for and on behalf of the Company by:

____

Ronald Walter Wise
Director

02 MAR -5 AM 8:00

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Cape Range Wireless Limited

ACN, ARBN or ARSN

009 289 481

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Partly paid (Contributing) Shares Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to 169,633,154 partly paid shares Up to 169,633,154 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Partly paid shares-issued at $0.05, with $0.025 payable on application and the balance of $0.025 on or before 18 January 2002 Options to acquire fully paid ordinary shares-exercisable at $0.05 on or before 22 November 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. • See Annexure A
5	Issue price or consideration	Partly paid shares-$0.05 per share, payable as specified in 3 above. Options-Issued free and exercisable at $0.05.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To raise working capital and fund ongoing further commercialisation and development of the Cape Range Wireless Inc. products.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 November 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
406,909,235	Ordinary (fully paid) Shares
169,633,154	Partly paid Shares
169,633,154	Options

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
400,940,565	Ordinary (fully paid) Shares
42,118,429	Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	1:5
14	+Class of +securities to which the offer relates	Ordinary shares
15	+Record date to determine entitlements	3 October2001
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes
17	Policy for deciding entitlements in relation to fractions	Rounded up to next whole number
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	This Issue does not constitute an offer of securities in any place or jurisdiction in which it would not be lawful
19	Closing date for receipt of acceptances or renunciations	24 October 2001
20	Names of any underwriters	See Annexure A
21	Amount of any underwriting fee or commission	3%
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	8 October 2001
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	On or before 13 September 2001
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	13 November 2001

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☒ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders **TO BE ADVISED**

36 ☒ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000 **TO BE ADVISED**
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☒ Cheque attached (PLEASE ADVISE)

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date 28 September 2001
(Director/Company secretary)

Print name: ..Lynton McCreery...

== == == == ==

+ See chapter 19 for defined terms.

Annexure A
To
Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Name of entity

Cape Range Wireless Limited

ACN, ARBN or ARSN 009 289 481

Part 1 - All issues

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. • 18 January 2002 - subject to payment of the call of $0.025 due on that date. • Partly Paid shares participate in dividends in proportion to the amount of capital for the time being paid up or credited as paid up in respect of those shares. • Voting rights-a Partly Paid share has a fraction of a vote equal to that proportion that the amount paid up on that Share bears to the total issue price of that Share:.

Part 2 - Bonus issue or pro rata issue

20	Names of any underwriters	Hereford Securities Management S.A. Jin Loong Capital C.R. Ikin Oceanview Pty. Ltd. York Heritage Pty. Ltd. Hopetoun Nominees Pty. Ltd. C.E.G. & B. Bennett R. Teasedale Finind Pty. Ltd. Montpellier Pty. Ltd. G.C. Lithgo N. Bennett D. Drummond A. Ryan G.M. Bowdell (Additional parties-*details to be advised prior to despatch of Prospectus)*

Sign here: .... Date: 28 September 2001
(Director/Company secretary)

Print name: ..Lynton McCreery...

== == == == ==

ASX: COMPANY ANNOUNCEMENT

21st September 2001

The Company has today lodged with ASIC and ASX its prospectus for a pro rata non-renounceable entitlement issue of up to 169,633,154 Contributing Shares, payable as to $0.025 upon application, each with a free attached option, on the basis of one Contributing Share and free option for every five Shares held, to raise up $4,240,829.

Shareholders should be advised that their Shares in Cape Range Wireless will be quoted on an "ex-entitlement" basis on Wednesday 26th September 2001.

Ron Wise

CAPE RANGE WIRELESS LTD (ABN 43 009 289 481)
Level 2, 16 Ord St, West Perth 6005
P.O. Box 768, West Perth 6872
Western Australia

T 618 9322 4144
F 618 9322 5918

EMAIL office@caperangewireless.com
WEB www.caperangewireless.com

Appendix 4B (rule 4.13(a))

Half yearly/preliminary final report

Introduced 1/12/97. Origin: Appendices 3, 4. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

CAPE RANGE WIRELESS LTD

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
009 289 481	✔		30 June 2001

Equity accounted results for announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Sales (or equivalent operating) revenue *(item 1.1)*	down 30%	to	1,967
Abnormal items after tax attributable to members *(item 2.5)*	Gain of		6,425
+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members *(item 1.26)*	Up	to	1,073
+Operating profit (loss) after tax attributable to members *(item 1.10)*	down 78%	to	1,073
Extraordinary items after tax attributable to members *(item 1.13)*	gain (loss) of		-
+Operating profit (loss) and extraordinary items after tax attributable to members *(item 1.16)*	down 78%	to	1,073

Dividends (distributions)	Amount per security	Franked amount per security at 36% tax
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	¢	¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	¢	¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Sales (or equivalent operating) revenue	1,967	2,812
1.2	Share of associates' "net profit (loss) attributable to members" (equal to item 16.7)	(1,034)	(482)
1.3	Other revenue	91	350
1.4	**+Operating profit (loss) before abnormal items and tax**	(5,893)	(3,515)
1.5	Abnormal items before tax (detail in item 2.4)	6,425	8,539
1.6	+Operating profit (loss) before tax (items 1.4 + 1.5)	532	5,024
1.7	Less tax	-	-
1.8	+Operating profit (loss) after tax but before outside +equity interests	532	5,024
1.9	Less outside +equity interests	541	(112)
1.10	**+Operating profit (loss) after tax attributable to members**	**1,073**	**4,912**
1.11	Extraordinary items after tax (detail in item 2.6)	-	-
1.12	Less outside +equity interests	-	-
1.13	Extraordinary items after tax attributable to members	-	-
1.14	**Total +operating profit (loss) and extraordinary items after tax** (items 1.8 + 1.11)	**532**	**5,024**
1.15	+Operating profit (loss) and extraordinary items after tax attributable to outside +equity interests (items 1.9 + 1.12)	541	(112)
1.16	**+Operating profit (loss) and extraordinary items after tax attributable to members** (items 1.10 + 1.13)	1073	4,912
1.17	Retained profits (accumulated losses) at beginning of financial period	(34,465)	(27,081)
1.18	If change in accounting policy as set out in clause 11 of AASB 1018 Profit and Loss Accounts, adjustments as required by that clause (include brief description)	-	-
1.19	Aggregate of amounts transferred from reserves	-	-
1.20	Total available for appropriation *(carried forward)*	(33,392)	(22,169)

+ See chapter 19 for defined terms.

Consolidated profit and loss account continued

1.20	Total available for appropriation *(brought forward)*	(33,392)	(22,169)
1.21	Dividends provided for or paid	-	-
1.22	Aggregate of amounts transferred to reserves	-	-
1.23	**Retained profits (accumulated losses) at end of financial period**	**(33,392)**	**(22,169)**

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.24	+Operating profit (loss) after tax before outside equity interests (items 1.8) and amortisation of goodwill	532	(5,069)
1.25	Less (plus) outside +equity interests	541	112
1.26	+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members	1073	(4,957)

Intangible, abnormal and extraordinary items

		Consolidated - current period			
		Before tax $A'000	Related tax $A'000	Related outside +equity interests $A'000	Amount (after tax) attributable to members $A'000
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Abnormal items	6,425	-	-	6,425
2.5	**Total abnormal items**	6,425	-	-	6,425
2.6	Extraordinary items				
2.7	**Total extraordinary items**				

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated +operating profit (loss) after tax attributable to members reported for the *1st* half year (item 1.10 in the half yearly report)	N/A	
3.2	Consolidated +operating profit (loss) after tax attributable to members for the *2nd* half year		

+ See chapter 19 for defined terms.

Consolidated balance sheet
(See note 5)

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	-	37	2,505
4.2	Receivables	128	995	2,445
4.3	Investments	437	1,486	1,813
4.4	Inventories	-	-	-
4.5	Other (provide details if material)	-	586	-
4.6	**Total current assets**	**565**	**3,104**	**6,783**
	Non-current assets			
4.7	Receivables	5,492	3,217	25
4.8	Investments in associates	3,552	3,552	4,510
4.9	Other investments	-	-	6,599
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	36	1,018	29
4.14	Intangibles (net)	-	-	-
4.15	Other (provide details if material)	-	-	-
4.16	**Total non-current assets**	**9,080**	**7,787**	**11,163**
4.17	**Total assets**	**9,645**	**10,891**	**17,926**
	Current liabilities			
4.18	Accounts payable	232	6,314	1,042
4.19	Borrowings	587	565	-
4.20	Provisions	31	22	25
4.21	Other (provide details if material)	-	-	-
4.22	**Total current liabilities**	**850**	**6,901**	**1,067**
	Non-current liabilities			
4.23	Accounts payable	-	-	-
4.24	Borrowings	-	-	-
4.25	Provisions	66	63	61
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	**66**	**63**	**61**
4.28	**Total liabilities**	**916**	**6,964**	**1,128**
4.29	**Net assets**	**8,729**	**3,927**	**16,798**

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.30	Capital	42,121	38,967	38,966
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(33,392)	(34,465)	(22,168)
4.33	Equity attributable to members of the parent entity	8,729	4,502	16,798
4.34	Outside +equity interests in controlled entities	0	(575)	-
4.35	**Total equity**	**8,729**	**3,927**	**16,798**

4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** (item 4.11)		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** (item 4.12)		

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

(See note 6)

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	1,512	2,681
7.2	Payments to suppliers and employees	(4,472)	(4,398)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	-	77
7.6	Interest and other costs of finance paid	(225)	(22)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	211	-
7.9	**Net operating cash flows**	(2,974)	(1,662)
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	-	(600)
7.11	Proceeds from sale of property, plant and equipment	8	-
7.12	Payment for purchases of equity investments	-	(2,264)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	(2,902)	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	(68)	-
7.17	**Net investing cash flows**	(2,962)	(2,864)
	Cash flows related to financing activities		
7.18	Proceeds (net) from issues of +securities (shares, options, etc.)	3,154	6,493
7.19	Proceeds from borrowings	3,230	576
7.20	Repayment of borrowings	-	(100)
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	6,384	6,969
7.24	**Net increase (decrease) in cash held**	448	2,443
7.25	Cash at beginning of period *(see Reconciliation of cash)*	(467)	(62)
7.26	Exchange rate adjustments to item 7.25	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	(19)	2,505

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	-	-
8.2 Deposits at call	(19)	2,511
8.3 Bank overdraft	-	(6)
8.4 Other (provide details)	-	-
8.5 **Total cash at end of period** (item 7.26)	**(19)**	**2,505**

Ratios	Current period	Previous corresponding Period
9.1 **Profit before abnormals and tax / sales** Consolidated +operating profit (loss) before abnormal items and tax (item 1.4) as a percentage of sales revenue (item 1.1)	(299.6%)	(1.25)
9.2 **Profit after tax / +equity interests** Consolidated +operating profit (loss) after tax attributable to members (item 1.10) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	(12.3%)	0.29

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	0.32 cents	0.016
(b) Diluted EPS (if materially different from (a))		
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	330,706,767	315,397,595

+ See chapter 19 for defined terms.

NTA backing

(see note 7)

	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	2.3 cents	0.053

Details of specific receipts/outlays, revenues/ expenses

	Current period $A'000	Previous corresponding period - $A'000
12.1 Interest revenue included in determining item 1.4	-	104
12.2 Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3 Interest expense included in item 1.4 (include all forms of interest, lease finance charges, etc.)	225	7
12.4 Interest costs excluded from item 12.3 and capitalised in asset values (if material)	-	-
12.5 Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.6 Depreciation and amortisation (excluding amortisation of intangibles)	164	248

Control gained over entities having material effect ($,000)

(See note 8) See note attached

13.1 Name of entity (or group of entities)	N/A
13.2 Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3 Date from which such profit has been calculated	N/A
13.4 +Operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	N/A

+ See chapter 19 for defined terms.

Loss of control of entities having material effect ($,000)

(See note 8)

14.1	Name of entity (or group of entities)	Paradox Digital Pty Ltd
14.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$(3,604)
14.3	Date to which the profit (loss) in item 14.2 has been calculated	30 April 2001
14.4	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$(1,984)
14.5	Contribution to consolidated +operating profit (loss) and extraordinary items from sale of interest leading to loss of control	$ 6, 425

Reports for industry and geographical segments ($,000)

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be ompleted separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 *and indicates which amounts should agree with items included elsewhere in this report.*

Segments See Appendix A

Operating Revenue
Sales to customers outside the economic entity
Inter-segment sales
Unallocated revenue

Total revenue

Segment result (including abnormal items where relevant)

Unallocated expenses

Consolidated +operating profit before tax (equal to item 1.6)

Segment assets)
Unallocated assets)
Total assets (equal to item 4.17))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	- ¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	¢	¢	¢
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities		
15.11	Preference +securities		
15.12	**Total**		

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions)

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates

Entity's share of associates'	Current period $A'000	Previous corresponding period - $A'000
16.1 Operating profit (loss) before income tax	(1 ,034)	(482)
16.2 Income tax expense	-	-
16.3 Operating profit (loss) after income tax	(1 ,034)	(482)
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	(1 ,034)	(482)
16.6 Outside equity interests	-	-
16.7 Net profit (loss) attributable to members	(1 ,034)	(482)

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to +operating profit (loss) and extraordinary items after tax (item 1.14)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 **Equity accounted associates**				
Arcadian Wireless Inc from 1/3/00	19.08%	-	(1,034)	(482)
17.2 Total			(1,034)	(482)
17.3 **Other material interests**				
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 15) (cents)	Amount paid up per security (see note 15) (cents)
18.1	**Preference +securities** *(description)*				-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	383,832,852	383,832,852	20¢	20¢
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	250,000 63,972,142	250,000 63,972,142	17.5¢ 5¢	17.5¢ 5¢
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	Description		*Exercise price*	*Expiry date (if any)*
		1,000,000 15,000,000 3,250,000 1,250,000 1,800,000 100,000 1,000,000		**0.20** **0.20** **0.20** **0.20** **0.20** **0.25** **0.20**	30/6/2002 31/1/2005 25/2/2005 17/4/2005 11/5/2005 11/5/2005 22/5/2005
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rule and AASB 1029: Half Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

The pro forma tax charge differs from the actual tax expense by more than 15%. No tax expense has been recorded as the consolidated entity has tax losses not recognised which have extinguished any taxable gains.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Since the end of the financial period , the company completed the merger with Arcadian Wireless Inc through the issue of 424,016,946 ordinary fully paid shares and 18,718,429 options exercisable at $0.02.
The company has also announced a non-renouncable rights issue of 1:5 at $0.05 of which $0.025 is payable on application and the balance of $0.025 is payable in three months from the date of issue of the contributing share. Also attached to each share applied for is a free option exercisable at $0.05 in 12 months from the date of issue.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The company and the consolidated entity do not have any franking credits available and do not anticipate having franking credits available during the financial year ending 31 December 2001.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with paragraph 15(c) of AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

None noted

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 13).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

+ See chapter 19 for defined terms.

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐ The +accounts have been audited.

☒ The +accounts have been subject to review.

☐ The +accounts are in the process of being audited or subject to review.

☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity ~~has~~/does not have* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 13.9.01
(Director/Company secretary)

Print name: Ron Wise

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "operating revenue" and an explanation of "sales revenue" (or its equivalent) and "other revenue" are set out in *AASB 1004: Disclosure of Operating Revenue*.

Item 1.2 'Share of associates' "net profit (loss) attributable to members"' would form part of "other revenue" in *AASB 1004* to the extent that a profit is to be reported. ASX has elected to require disclosure of a share of a loss in the same location for consistency of presentation.

Item 1.4 "+operating profit (loss) before abnormal items and tax" is calculated before dealing with outside +equity interests and extraordinary items, but after deducting interest on borrowings, depreciation and amortisation.

+ See chapter 19 for defined terms.

Item 1.7 This item refers to the total tax attributable to the amount shown in item 1.6. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as operating expenses (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**
Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029* and *AASB 1034*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

+ See chapter 19 for defined terms.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Comparative figures when equity accounted information first included in the accounts** There will be a lack of comparability in the figures for the previous corresponding period when equity accounted information is first included if this information has a material effect on the consolidated accounts. If it does have a material effect, attach a note providing a better comparison by restating "Operating profit (loss) after tax attributable to members" (item 1.10) and "Investments in associates" (item 4.8) for the previous corresponding period to incorporate equity accounted information. In addition, as required by Note 1, no directional or percentage changes in profit are to be reported in the "For announcement to the market" section. Where the disclosures were not previously required in Appendix 4B, no comparatives need be shown.

12. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and statement, if lodged with the +ASIC, must be given to ASX.

13. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

14. **Corporations Law financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

15. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

+ See chapter 19 for defined terms.

Appendix A

Segment Notes

Region	Total Revenue	Profit Before Tax	Total Assets
US	---	(730)	---
Australia	2,058	1,352	992
Asia	---	(90)	8,653
Total	**2,058**	**531**	**9,645**

CAPE RANGE WIRELESS LTD
HALF YEARLY REPORT
TO 30 JUNE 2001

DIRECTORS REPORT

The following persons were directors of Cape Range Wireless up to the date of this report:

R Wise
K Margon (Appointed 25th July 2001)
T Mathai (Appointed 25th July 2001)
L McCreery
R Marshall (Resigned 11th September 2001)

Activities Report

The directors refer shareholders to the announcement made to the Australian Stock Exchange an 11 September 2000 and to the company's web page www.caperangewireless.com for the review of the company's activities.

R W WISE
Director

L M MCCREERY
Director

Dated this thirteenth day of September 2001 Perth, Western Australia

DIRECTORS' DECLARATION

The directors declare that the financial statements and notes (in the form of the Australian Sock Exchange Appendix 4B):

(a) Comply with Accounting Standards, the Corporations Regulations and other mandatory professional reporting requirements,
and

(b) Give a true and fair view of the consolidated entity's financial position as at 30 June 2001 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion, there are reasonable grounds to believe that **CAPE RANGE WIRELESS LTD** will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

R W WISE	**L M MCCREERY**
Director	***Director***

Dated this thirteenth day of September 2001 Perth, Western Australia

PricewaterhouseCoopers
The Quadrant
1 William Street
PERTH WA 6000
GPO Box D198
PERTH WA 6840
Telephone (08) 9238 3000
Facsimile (08) 9238 3999
DX 77 Perth

Independent Review Report to the Members of

Cape Range Wireless Ltd

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Cape Range Wireless Ltd (the Company) for the financial half-year ended 30 June 2001 included on Cape Range Wireless Ltd's web site. The Company's directors are responsible for the integrity of the Cape Range Wireless Ltd web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified below. It does not provide any assurance on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Scope

We have reviewed the financial report of the Company for the half-year ended 30 June 2001 comprising the attached half yearly report in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration thereon, excluding the following sections:

(a) material factors affecting the revenues and expenses of the consolidated entity for the current period (page 13);

(b) compliance statement (pages 14 and 15).

The Company's directors are responsible for the financial report which includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of, or during, the half-year. We have performed an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission and the ASX. This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Half-Year Accounts and Consolidated Accounts, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia and ASX Listing Rules relating to half-yearly financial reports, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the Company is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2001 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 1029: Half-Year Accounts and Consolidated Accounts and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements and ASX Listing Rules relating to half-yearly financial reports.

PricewaterhouseCoopers
Chartered Accountants

AJ Good
Partner

Perth, Western Australia
13 September 2001

CapeRange Wireless

ASX: COMPANY ANNOUNCEMENT

11th September 2001

Dear Shareholder

On April 2nd of this year the Board of Cape Range Wireless Ltd announced a non-renounceable rights issue to raise up to $7.9 million on the basis that Shareholders approve the merger resolutions in connection with the acquisition of 100% of Arcadian Wireless Inc. The resolutions were passed at the Annual General Meeting of Shareholders. However, because of delays in being able to complete the merger, the Company was unable to offer the rights issue to Arcadian shareholders. Consequently only $3.4 million was raised in the issue. This resulted in a shortfall of working capital of $4.5 million

Marketing plans call for ongoing development of new products and software features, requiring further funding from Cape Range Wireless Ltd. While the current range of products are gaining acceptance in the rural sector, the Company's plans call for the introduction of additional products and features to meet the requirements of suburban deployment. Following recent filing of additional patents, the Company is now building working prototype boards for technology that allows further reduction in the power requirements and increases the reach of our systems. This new technology also has application in reducing the power transmitted by cellular handsets, which will make it suitable for licensing to other manufacturers. The recent demonstration that iPMA, incorporated in our Spread Spectrum Wireless, is able to operate in a noisy radio environment such as KL Tower illustrates the effectiveness and reliability of the radio systems in a suburban and urban environment. The marketing strategy and product development is based on the premise that entry-level costs must be low enough for telcos to justify the initial capital expenditure in rural areas and be able to maintain the systems with low operating costs. The technological solutions developed by Cape Range Wireless uniquely address these issues of capex and low operating costs. Other technologies such as cellular based technologies have been unable to achieve this result.

In the current market conditions, and while the Company is not yet able to fully inform shareholders of the commercial opportunities under discussion, the Board has decided to raise working capital on terms very advantageous for all shareholders in order to provide for the funds that were not raised in the April issue.

All shareholders will now be given a 1:5 entitlement to take up one share at 5 cents, payable 2.5 cents on application with the balance of 2.5 cents payable three months after the initial subscription. Attached to each share is a free option to take up an additional fully paid share at 5 cents per share in 12 months time.

The Directors and Embedded Wireless Laboratories have advised that they will be taking up their full entitlement to the issue. The issue will raise a minimum of $4 million initially and a further $4 million when the second instalment of 2.5 cents is paid three months after the initial subscription.

CAPE RANGE WIRELESS LTD (ACN 009 289 481)
Level 2, 16 Ord St, West Perth 6005
P.O. Box 768, West Perth 6872
Western Australia

T 618 9322 4144
F 618 9322 5918

EMAIL office@caperangewireless.com
WEB www.caperangewireless.com

65% of the issue will be underwritten for a fee of 3%. Director's entitlement will not be underwritten and no fee will be payable on those subscriptions.

The Board is fully cognizant of the fact that this issue, of low priced shares, will be considered detrimental by some people. It is however one of the few alternatives available given the current state of equity markets. The issue has been structured so that shareholders will need only find half a cent for each share currently held in order to not be diluted over the next four months. The Company has certainly been late in delivering on its previous promises to shareholders and the expanded Board of Directors will continue the recent policy of advising shareholders of milestone achievements only when all aspects of those achievements have been met.

Cape Range Wireless Ltd has spent only a fraction of the funds that have been invested in the fixed wireless sector by household names in the telecommunications industry. It is the technical excellence that has been developed for us by Embedded Wireless Laboratories that places the Company in such a strong position at a time when many other technology companies have given up, burdened with debt and old technology.

With the on-going development of the iPMA based wireless products and the expansion of the horizons accompanying these developments, the Board and Management of the Company have been unable to devote resources to non-core activities. Accordingly, the Company has withdrawn from involvement in integrating the Company's product with the delivery of direct to home TV in Hawaii. The Company has also reduced its involvement in >STREETSPACE Inc and will retain only a small holding in this company. The Company continues to hold an 85% interest in the Duratech Australia joint venture, which has developed methods to improve the wear characteristic of ground engaging tools. This involvement, which was commenced over 5 years, ago is currently under review. The Company also holds an interest in the European coal burning system incorporating the "Schoppe" process. This involvement is by way of an equity position and it is anticipated that the Company, EMS Services IIM Ag, will apply for public listing shortly. The Company previously held licenses for the Exergy power generation process for Australia and New Zealand and the Board has negotiated to receive a royalty of 10% of the royalty stream that will be paid to the US parent, Exergy Inc, in return for services previously rendered. All of the Company's resources are now fully focused on the Cape Range Wireless product range. With the cessation of the Company's energy related activities Mr Roger Marshall AO has resigned from the Board of Directors after 6 years with the Company. The Board would like to thank him for his most valuable contribution during that time.

Mr Ken Margon has joined Cape Range Wireless and is responsible for the technical direction of the Company. Mr Tom Mathai works closely with Mr Margon in defining technical direction and product design. They are both Directors, and they jointly lead the activities of Embedded Wireless Laboratories. Mr Bob Cunha has also joined the Board as an Executive Director and will be responsible for developing the Company's worldwide marketing and strategy. Mr Cunha was formerly President of BellSouth Products, Inc. and directed BellSouth's deployment of high-speed Internet access (DSL) across the entire Southeastern United States.

Ron Wise
Chairman, Cape Range Wireless Ltd

CAPE RANGE WIRELESS LTD (ACN 009 289 481)
Level 2, 16 Ord St, West Perth 6005
P.O. Box 768, West Perth 6872
Western Australia

T 618 9322 4144
F 618 9322 5918

EMAIL office@caperangewireless.com
WEB www.caperangewireless.com

ASX: COMPANY ANNOUNCEMENT

30th August 2001

Progress Update

The Company has been regularly updating its website www.caperangewireless.com showing the Cape Range Wireless equipment being installed in the Kuala Lumpur Telecommunications Tower.

Production units are deployed here as the first stage of ramp up in production and product roll out for the original and subsequent orders.

At the same time the Company is pleased to announce that it has now successfully integrated software features that enable the same system to be used for both voice and fax. These features extend the application of the equipment from rural telephony to also be able to operate in an urban environment.

The Cape Range Wireless equipment installed in the KL Tower is operating under extremely hostile conditions. Although the KL Tower is the hub of a multitude of interfering radio frequency sources, this in no way affected the ability of the Company's equipment to maintain clear communications. This is an important milestone in developing acceptance of the product for suburban deployment, where a multitude of broadcasters are sharing the airways.

The Company has recently filed two additional patents covering extensions of the iPMA protocol and the unique application of Spread Spectrum techniques.

In order to maintain a development team of over 90 people, and at the same time to drive sales revenue, the Company is pursuing joint venture marketing arrangements and putting into place the necessary financial facilities to fund expanding production.

Following the acquisition of Arcadian by Cape Range Wireless the Board of Directors has been expanded and has met and enunciated the principals necessary to guide the Company over the next two years. The policy will include the continual on-going development of hardware and software features so as to broaden the application and acceptance of the Company's products in various types of deployment. Specifically, the Company will continue to increase software functionality for various rural applications including data transmission. The Company will also devote considerable effort to gaining acceptance for its products in suburban and outer suburban areas.

The Company will also develop new proprietary and patentable technologies based primarily on the advantages of iPMA and recently patented Spread Spectrum technologies. In addition, the Company will establish specific joint ventures worldwide, capable of building effective and sustainable sales channels

The Board of Directors is well satisfied with the commercial and technical progress being made since the acquisition of Arcadian Wireless Inc. and looks forward to advising all shareholders of achievements as they occur.

Ron Wise
Chairman, Cape Range Wireless Ltd

CAPE RANGE WIRELESS LTD (ACN 009 289 481)
Level 2, 16 Ord St, West Perth 6005
P.O. Box 768, West Perth 6872
Western Australia

T 618 9322 4144
F 618 9322 5918

EMAIL office@caperangewireless.com
WEB www.caperangewireless.com

Cape Range Wireless Top 20 Shareholders as at 20/04/01

To 20 Shareholders	Units Held	% of Issued
National Nominees Limited	18,163,598	5.68%
Web Kingdom Ltd	14,000,000	4.38%
Demass Pty Ltd	13,771,513	4.31%
Westpac Custodiam Nominees	5,549,268	1.73%
WHB Australia Pty Ltd	4,119,999	1.29%
Culhaci Daniel	3,900,000	1.22%
ANZ Nominees Ltd	3,880,000	1.21%
Chase Manhattan Ltd	2,650,524	0.83%
Jonro Pty Ltd	2,281,375	0.72%
Saltbush Nominees Pty Ltd	2,096,801	0.66%
Citicorp Nominees Pty Ltd	1,953,952	0.61%
Street Margaret	1,902,037	0.59%
HSBC Custody Nominees	1,704,368	0.53%
Nicholson Stephen	1,500,000	0.47%
Maffitt Peter C	1,482,550	0.46%
Dayal Ramesh	1,405,500	0.44%
Fletcher Allan Seymour	1,100,000	0.34%
Davies Peter Murray	1,065,000	0.33%
Teasdale Robert Liddon	1,026,910	0.32%
Horaco (Berry St) Property	1,000,000	0.31%
Totals	**84553395**	**26.43%**